AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CONECTIV BETHLEHEM, INC. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware

            Conectiv Bethlehem, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

            1. The name of the corporation is Conectiv Bethlehem, Inc. (the "Corporation"). The original Certificate of Incorporation was filed with the Secretary of the State of the State of Delaware on August 1, 2001.

            2. This Amended and Restated Certificate of Incorporation amends and restates the original Certificate of Incorporation of the Corporation and has been adopted and approved in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

            3. The text of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

            FIRST:             The name of the corporation is Conectiv Bethlehem, Inc.

            SECOND:        The registered office of Conectiv Bethlehem, Inc. in the State of Delaware is located at 800 King Street, Wilmington, County of New Castle, 19801, and its registered agent at such office shall be Conectiv Resource Partners, Inc., c/o Legal Department.

            THIRD:             The purposes of the Corporation and the nature and objects of the business to be transacted, promoted, conducted or carried out are: (i) to develop, construct, test, install, start up, own, operate and finance an approximately 1090 MW electric generating facility on a single site in Lower Saucon Township and the City of Bethlehem, Pennsylvania; (ii) to carry out all of its obligations and exercise all of its rights under the agreements, instruments, promissory notes, certificates, financing statements or documents entered into for the accomplishment of the above-mentioned purposes; and (iii) to engage in any lawful act or activity and to exercise any powers permitted under the laws of Delaware that, in either case, are incidental to and necessary or convenient for the accomplishment of the above-mentioned purposes.

            FOURTH:         The total number of shares of stock that the Corporation shall be authorized to issue is One Thousand (1,000) shares of Common Stock having a par value of One Dollar ($1.00) per share.

            FIFTH:              The Board of Directors may make, add to, delete from, alter and repeal any By-law of the Corporation.

            SIXTH:             No director of the Corporation shall be personally liable to the Corporation for monetary damages for breach of fiduciary duty by such director; provided, however, that this Article SIXTH shall not eliminate or limit the liability of a director to the extent provided by law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

            IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation to be executed by its Senior Vice President this 21 day of June 2002.

CONECTIV BETHLEHEM, INC. By: /s/ Barbara S. Graham Name: Barbara S. Graham Title: Senior Vice President